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03003828

File No. 82-5227

February 3, 2003

SUPPL

03 FEB 13 AM 7:21

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Organizational and Personnel Changes (January 29, 2003)
- Organization Chart of Sammy Corporation (as of February 1, 2003)

Yours truly,

2/19

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation) **File No. 82-5227**

January 29, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Organizational and Personnel Changes

Notice is hereby given that in accordance with the resolution adopted at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on January 29, 2003, organizational and personnel changes will be implemented as of February 1, 2003, as described below:

Description

1. Purpose of organizational changes

The Company will integrate the purchasing functions and the quality assurance functions of the development and production divisions and establish an integrated purchasing system that covers the selection of components in the phases of development to the procurement of components for mass production, as well as a quality assurance system. In so doing, the Company aims to shorten the amount of time from development to mass production and materialize general and further cost reductions.

2. Organizational changes (Please see the new Organization Chart attached hereto.)

(1) The Machinery & Materials Department of the Production Division and the Purchasing Group of the Development Administration Department of the Research & Development Control Office will be integrated to form a "Purchasing Department" in the R&D Control Office.

(2) The Inspection Department of the Production Division and the Quality Assurance Group of the Development Administration Department of the Research & Development Control Office will be integrated to form a "Quality Assurance Department" in the R&D Control Office.

File No. 82-5227

Organization Chart of Sammy Corporation
(as of February 1, 2003)



Auditors' Meeting
Board of Directors
President and Chief Executive Officer
Audit Office
Production Division
Products Distribution Department
Administration Department
Manufacturing Department
AM/N.E.W.S. Business Division
Business Administration Department
Business Project Department
Administration Supporting Department
Amusement Sales & Marketing Division
Business Administration Department
Sales Department
SP Business Control Office
SP Sales Division
Administration Department
Sales Control Department
Marketing Control Department
Merchandise Department
Sales Promotion Department
R&D Control Office
N.E.W.S. R&D Division
AW R&D Department
AM R&D Department
CS R&D Department
Patent Department
Quality Assurance Department
Purchasing Department
Development Administration Department
Image R&D Department
Entertainment Office
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS R&D Division
PS Technical R&D Department
PS Software R&D Department
PS Planning R&D Department
Administration Division
Information Technology Department
Accounting & Finance Department
General Affairs Department
Personnel Department
Legal & Compliance Department
President Office
Corporate Planning Department
Public Relations Department
New Business Planning & Strategy Department